                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                             MCCOMBS REALTY PARTNERS
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        AIMCO PROPERTIES, L.P. - OFFEROR
--------------------------------------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment and Management Company
                  4582 South Ulster Street Parkway, Suite 1100
                             Denver, Colorado 80237
                                 (303) 757-8081
--------------------------------------------------------------------------------
                  (Name Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                     191 Peachtree Street, N.E., Suite 1600
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

        Transaction Valuation*                                Amount of Filing Fee
        ----------------------                                --------------------
        $73,550                                               $5.95

     * For purposes of calculating the fee only. This amount assumes the purchase of 7,355 units of limited partnership interest of McCombs Realty Partners for $10.00 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the maximum aggregate offering price.

     [ ] Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                      Filing Party:
                                  ---------------                  -------------

         Form or Registration No.:                    Date Filed:
                                  ---------------                ---------------

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.     [ ] going-private transaction subject to Rule 13e-3.

         [ ] issuer tender offer subject to Rule 13e-4.          [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

         This Tender Offer Statement on Schedule TO relates to the tender offer by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), to purchase units of limited partnership interest of McCombs Realty Partners, a California limited partnership, at a price of $10.00 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated December 3, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits (a)(1), (a)(2) and (a)(3), respectively. The item numbers and responses thereto below are provided in accordance with the requirements of Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under "SUMMARY TERM SHEET" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The information set forth under "THE OFFER--Section 13. Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference. The Partnership's principal executive offices are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

         (b)-(c) The information set forth under "THE OFFER--Section 13. Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) - (c) This Schedule TO is being filed by AIMCO Properties. AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), is the general partner of AIMCO Properties and a wholly owned subsidiary of Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). The principal business of AIMCO, AIMCO-GP and AIMCO Properties is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The business address of AIMCO Properties is 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and its telephone number is (303) 757-8101.

         The information set forth under "THE OFFER--Section 8. Information Concerning Us and Certain of Our Affiliates" in the Offer to Purchase is incorporated herein by reference.

         During the past five years, none of AIMCO, AIMCO-GP or AIMCO Properties, nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth under "SUMMARY TERM SHEET" and "THE OFFER" in the Offer to Purchase and the information set forth in the related Letter of Transmittal and Acknowledgement and Agreement is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) and (b) The information set forth under "SUMMARY TERM SHEET--Conflicts of Interest," "THE OFFER--Section 9. Background and Reasons for the Offer" and "THE OFFER--Section 11. Conflicts of Interest and Transactions with Affiliates" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a), (c)(1) - (7) The information set forth under "SUMMARY TERM SHEET--The Offer, "THE OFFER--Section 9. Background and Reasons for the Offer" and "THE OFFER--Section 12. Future Plans of the Purchaser" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a), (b) and (d) The information set forth under "SUMMARY TERM SHEET--Availability of Funds," "THE OFFER--Section 15. Source of Funds" and "THE
OFFER--Section 19. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth under "THE OFFER--Section 13. Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference.

         (b) Not applicable.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         The information set forth under "THE OFFER--Section 19. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The financial statements included in AIMCO Properties' Annual Report on Form 10-K for the year ended December 31, 2002, which are listed on the Index to Financial Statements on page F-1 of such report, and the unaudited financial statements for the quarters ended September 30, 2003 and September 30, 2002 set forth in Part I, Item 1 of AIMCO Properties' Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, are incorporated herein by reference. Such reports may be inspected at the Securities and Exchange Commission's (the "Commission") public reference room in Washington, D.C., located at 450 5th Street, N.W., Room 1024, Washington, D.C. 20549, telephone 1-800-SEC-0330. A copy of the report can be also obtained from the Commission's web site at www.sec.gov.

         (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1) Offer to Purchase limited partnership units of McCombs Realty Partners, dated December 3, 2003.

(a)(2) Letter of Transmittal and related instructions, dated December 3, 2003 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1) hereto).

(a)(3)     Acknowledgement and Agreement, dated December 3, 2003.

(a)(4) Letter, dated December 3, 2003, from AIMCO Properties to the limited partners of McCombs Realty Partners.

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2002 filed with the Commission on Form 10-K on March 25, 2003 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the quarter ended September 30, 2003 filed with the Commission on Form 10-Q on November 14, 2003 is incorporated herein by reference.

(b)(1) Fifth Amended and Restated Credit Agreement, dated as of February 14, 2003, by and among AIMCO, AIMCO Properties, AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., and each lender from time to time party thereto (Exhibit 10.35.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(2) Form of First Amendment to Fifth Amended and Restated Credit Agreement, dated as of May 9, 2003, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit 10.1 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 is incorporated herein by this reference).

(b)(3) Form of Third Amendment to Fifth Amended and Restated Credit Agreement, dated as of September 30, 2003, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit 10.2 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 is incorporated herein by this reference).

(d)        Not applicable.

(g)        None.

(h)        None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2003
                                              AIMCO PROPERTIES, L.P.

                                              By:   AIMCO-GP, INC.
                                                  ------------------------------
                                                     (General Partner)

                                              By:      /s/ Patrick J. Foye
                                                  ------------------------------
                                                  Executive Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.   DESCRIPTION
-----------   -----------
(a)(1)        Offer to Purchase limited partnership units of McCombs Realty
              Partners, dated December 3, 2003.

(a)(2) Letter of Transmittal and related instructions, dated December 3, 2003 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1) hereto).

(a)(3)        Acknowledgement and Agreement, dated December 3, 2003.

(a)(4) Letter, dated December 3, 2003, from AIMCO Properties to the limited partners of McCombs Realty Partners.

(a)(5)        Annual Report of AIMCO Properties for the year ended December 31,
              2002 filed with the Commission on Form 10-K on March 25, 2003 is incorporated herein by reference.

(a)(6)        Quarterly Report of AIMCO Properties for the quarter ended
              September 30, 2003 filed with the Commission on Form 10-Q on
              November 14, 2003 is incorporated herein by reference.

(b)(1)        Fifth Amended and Restated Credit Agreement, dated as of February
              14, 2003, by and among AIMCO, AIMCO Properties, AIMCO/Bethesda
              Holdings, Inc., NHP Management Company, Bank of America, N.A., and each lender from time to time party thereto (Exhibit 10.35.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended
              December 31, 2002 is incorporated herein by reference).

(b)(2)        Form of First Amendment to Fifth Amended and Restated Credit
              Agreement, dated as of May 9, 2003, by and among Apartment
              Investment and Management Company, AIMCO Properties, L.P.,
              AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of
              America, N.A. and the Lenders listed therein (Exhibit 10.1 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 is incorporated herein by this reference).

(b)(3)        Form of Third Amendment to Fifth Amended and Restated Credit
              Agreement, dated as of September 30, 2003, by and among Apartment
              Investment and Management Company, AIMCO Properties, L.P.,
              AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of
              America, N.A. and the Lenders listed therein (Exhibit 10.2 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 is incorporated herein by this reference).

(d)           Not applicable.

(g)           None.

(h)           None.